Exhibit 3(c)

TRW INC.

Policy on Confidential Voting

     No proxy, ballot or voting tabulation which identifies the particular vote of a shareholder on any matter submitted for a vote of shareholders at any meeting of shareholders will be disclosed to the Directors or officers of the Company except:

(1)	as necessary to meet applicable legal requirements;

(2)	to permit inspectors of election to certify the results of the vote; or

(3)	in a contested proxy solicitation.

     At least one inspector of election will be an independent third party who will be asked to certify: (i) the outcome of the vote; (ii) his knowledge of the proxy tabulation process and the confidential voting policy; and (iii) that he is not aware of any violations of the confidential voting policy.

     Comments written on proxies or ballots will be transcribed and provided to the Secretary of the Company. The vote of the shareholder will not be disclosed except where such vote is included in the comment or disclosure is necessary for an understanding of the comment.

     Information as to the voting instructions given by individuals who are participants in The TRW Employee Stock Ownership and Savings Plan will not be disclosed to management by the Trustee of the Plan. Any comments written on the voting instructions will be transcribed in the same manner as for proxies or ballots.

     Information as to which shareholders have not voted and periodic status reports on the aggregate votes on matters will continue to be available to management.